SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

CNX GAS CORPORATION

(Name of Subject Company)

CNX GAS CORPORATION

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per Share

(Title of Class of Securities)

12618H200 / 12618H309 / 12618H101

(CUSIP Number of Class of Securities)

P. Jerome Richey

Executive Vice President, Corporate Affairs, Chief Legal Officer & Secretary

CNX Gas Corporation

1000 CONSOL Energy Drive

Canonsburg, Pennsylvania 15317-6506

(724) 485-4000

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

With a copy to:

Jeremy London

Skadden, Arps, Slate, Meagher & Flom LLP

1440 New York Avenue, NW

Washington, D.C. 20005

(202) 371-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on May 11, 2010 by CNX Gas Corporation, a Delaware corporation (as amended or supplemented from time to time, including as amended by Amendment No. 1 on May 14, 2010, Amendment No. 2 on May 21, 2010 and this Amendment No. 3, the “Statement”).

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 3. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.

ITEM 8. Additional Information

Item 8 is hereby amended and supplemented as follows:

(a) The following is added as a new paragraph at the end of the section entitled “Item 8—Additional Information—Litigation”:

On May 24, 2010, a hearing was held in the Delaware Court of Chancery on the motion by the plaintiffs in the Delaware Actions for a preliminary injunction against the offer and the merger. On May 25, 2010, Vice Chancellor Laster issued an opinion and order denying the motion. In the opinion, Vice Chancellor Laster stated that the “entire fairness” standard of review will apply to plaintiffs’ suit for damages relating to the offer and the merger because (i) the Special Committee did not affirmatively recommend in favor of stockholders tendering their shares into the offer and (ii) plaintiffs have established a reasonable basis to challenge the effectiveness of the majority of the minority condition.

On May 26, 2010, the plaintiffs filed an emergency application for certification of interlocutory appeal requesting an order to pursue an appeal of the Delaware Court of Chancery’s opinion in the Delaware Supreme Court, and further requesting an injunction pending the appeal.

On May 26, 2010, after a hearing by teleconference, Vice Chancellor Laster issued (i) an order certifying for review in the Delaware Supreme Court the question of the proper standard of review and (ii) a separate order denying the plaintiff’s motion for an injunction pending the appeal.

Following the issuance of Vice Chancellor Laster’s orders, the plaintiffs withdrew their emergency application for certification of interlocutory appeal.

Item 9. Exhibits

Item 9 is hereby amended and supplemented by adding the following thereto:

Exhibit No.	Description

(a)(31)	Order denying motion for preliminary injunction, dated May 25, 2010, in In re CNX Gas Shareholders Litigation, Civil Action No. 5377-VCL (incorporated by reference to Exhibit (a)(5)(xiv) to Amendment No. 3 to Tender Offer Statement on Schedule TO of CONSOL Energy Inc., filed on May 26, 2010)

(a)(32)	Emergency Application for Certification of Interlocutory Appeal, submitted to the Court of Chancery of the State of Delaware, dated May 26, 2010 on behalf of plaintiffs in In re CNX Gas Corporation Shareholders Litigation, Consolidated Civil Action No. 5377-VCL (incorporated by reference to Exhibit (a)(5)(xv) to Amendment No. 3 to Tender Offer Statement on Schedule TO of CONSOL Energy Inc., filed on May 26, 2010)

(a)(33)	Order certifying in part plaintiffs’ request for an interlocutory appeal from order denying motion for a preliminary injunction, issued by the Court of Chancery of the State of Delaware, dated May 26, 2010 in In re CNX Gas Corporation Shareholders Litigation, Consolidated Civil Action No. 5377-VCL (incorporated by reference to Exhibit (a)(5)(xvi) to Amendment No. 3 to Tender Offer Statement on Schedule TO of CONSOL Energy Inc., filed on May 26, 2010)

(a)(34)	Order denying plaintiffs’ request for an injunction prohibiting the expiration of the tender offer until a ruling on plaintiff’s motion for an interlocutory appeal, issued by the Court of Chancery of the State of Delaware, dated May 26, 2010 in In re CNX Gas Corporation Shareholders Litigation, Consolidated Civil Action No. 5377-VCL (incorporated by reference to Exhibit (a)(5)(xvii) to Amendment No. 3 to Tender Offer Statement on Schedule TO of CONSOL Energy Inc., filed on May 26, 2010)

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

CNX GAS CORPORATION

By:	/s/ P. Jerome Richey
Name:	P. Jerome Richey
Title:	Executive Vice President, Corporate Affairs, Chief Legal Officer & Secretary

Dated: May 26, 2010

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